FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Registration Number 1968/004880/06)
("Gold Fields " or “the Company”)
JSE, NYSE, NASDAQ Dubai Share Code: GFI
NYX Code: GFLB, and SWX Code: GOLI
ISIN: ZAE000018123

BOARD ANNOUNCEMENT: LOSS OF NON-EXECUTIVE DIRECTOR
It is with great sadness that the Board of Gold Fields advises about the death of Mr John Gavin Hopwood. Mr Hopwood was
appointed to the Gold Fields Board as an independent
Non-Executive Director of the Company on 15 February 2006; he
also served as the Chairman of the Audit Committee and a member of the Remuneration Committee until his death. He passed away on
Thursday, 18 March 2010 after a long illness.

We wish to express our appreciation for his commitment and
invaluable contributions to the Company over the years.

Our deepest condolences are extended to the Hopwood family and friends.

19 March 2010

Sponsor
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 March 2010

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
               Relations and Corporate Affairs